UMH PROPERTIES, INC.

Juniper Business Plaza

3499 Route 9 North, Suite 3-C

Freehold, NJ 07728

(732) 577-9997

Fax: (732) 577-9980

VIA EDGAR

May 4, 2026

Ms. Kellie Kim

Mr. Isaac Esquivel

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	UMH Properties, Inc.
Form 10-K for the year ended December 31, 2025
Form 8-K filed February 25, 2026
File No. 001-12690

Dear Ms. Kim and Mr. Esquivel:

UMH Properties, Inc. (the “Company”) is submitting this letter in response to the comment letter dated April 29, 2026 from the staff of the Securities and Exchange Commission (‘Staff”) with respect to the above-referenced filings. To facilitate the Staff’s review, we have included the comment contained in the Comment Letter in bold text and have provided the Company’s response immediately following the comment.

Form 10-K for the year ended December 31, 2025

Notes to Consolidated Financial Statements

Note 1 - Organization, page 72

1.	Please revise your financial statement footnote disclosures to provide all segment information required under ASU 2023-07 and ASC 280-10-50. We remind you that the guidance in ASC 280-10-50-20 indicates that all public entities are subject to these disclosure requirements, including those with a single reportable segment.

Response:

ASU 2023-07 updates ASC 280-10-50 and states that all public entities, including those public entities that have a single reportable segment, shall disclose certain information for which an income statement is presented including:

●	Factors used to identify the public entity’s reportable segments, including the basis of organization,
●	Types of products and services, and
●	The title and position of the individual identified as the chief operating decision maker.

Management views the Company as a single segment and has included the following in its quarterly filings on Form 10-Q. This was inadvertently not included in our Form 10-K. The following will be included in Note 1 of the Notes to Consolidated Financial Statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings:

“The primary focus of our business is the ownership and operation of our manufactured home communities – leasing of manufactured homesites and manufactured homes in our communities to residents. The sales of homes are integrated with the leasing of these manufactured homes and homesites. Management views the Company’s business as a single segment based on its method of internal reporting in addition to its allocation of capital and resources. Capital and resources are allocated to further the goal of maintaining and increasing occupancy and net operating income in our communities. Our chief executive officer, with the assistance of our chief operating officer, is the principal decision maker regarding allocation of resources. These decisions are based on the occupancy of the communities and community net operating income, not based on the performance of home sales. Sales of homes are necessary to maintain and increase occupancy at our communities. There are no longer dealers selling homes into our communities. We primarily order homes to fill vacant sites in the communities. These homes are either rented or sold, based on the needs of the potential residents. Although certain components of the sales operation are tracked (sales, cost of sales, etc.), separate discrete financial information for the entire sales operation is not available. Most of the personnel costs, office expenses, maintenance and other expenses are borne by the community and cannot be allocated. The components of the sales operation play no material role in decisions about resources to be allocated. Resources are allocated to maintaining and increasing occupancy and net operating income in our communities.”

Additionally, management will also discuss the principal changes in net income (loss) attributable to common shareholders in its Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

Please note that the above disclosures and discussions were incorporated in our most recent filing on Form 10-Q for the period ended March 31, 2026 filed on April 30, 2026.

Form 8-K filed February 25, 2026

General

2.	In your earnings release, you disclose full year 2026 Guidance for normalized FFO per share without providing a reconciliation to the most directly comparable GAAP measure. Please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable effort. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.10(a) and 102.10(b) of the Corporation Finance Interpretations (“CFIs”) for Non GAAP Financial Measures.

Response:

The Company currently includes a tabular reconciliation from GAAP net income to FFO for each period presented for 2025 and 2024. However, we inadvertently did not include this reconciliation for the full year 2026 guidance.

A NYSE Company: Symbol - UMH

since 1968

The following table reconciles Net Income Attributable to Common Shareholders per share – fully diluted guidance to FFO Attributable to Common Shareholders per share - fully diluted guidance and Normalized FFO Attributable to Common Shareholders per share - fully diluted guidance:

Full Year Guidance 2026

Net Income Attributable to Common Shareholders per share – fully diluted	$0.06-$0.14

Depreciation	$0.85

FFO Attributable to Common Shareholders per share - fully diluted	$0.91-$0.99

Amortization of Financing Costs and Non- Recurring Other Expenses	$.06

Normalized FFO Attributable to Common Shareholders per share - fully diluted	$0.97-$1.05

The footnote disclosure in future filings will include this reconciliation for all periods presented, including periods for which guidance is presented. Please note that guidance for full year 2026 was tightened as announced in our press release dated April 30, 2026 and included in our Form 8-K filing on that date. The reconciliation was included as Footnote (3).

If you have any questions or comments, please do not hesitate to contact me at 732-577-4033 or by email at achew@umh.com.

Very truly yours,

/s/ ANNA T. CHEW
ANNA T. CHEW
Vice President and Chief Financial Officer

cc:	Ronald Martinez PKF O’Connor Davies, LLP

A NYSE Company: Symbol - UMH

since 1968